OPERATING AGREEMENT
OF
MDFZ, LLC

THIS OPERATING AGREEMENT (the "Agreement") is made and entered into as of April 26, 2023 (the "Effective Date"), by and between Legion M Entertainment, Inc., a Delaware corporation ("Parent Company"), and MDFZ, LLC, a California limited liability company ("LLC").

RECITALS

A.   LLC is a California limited liability company organized under the laws of the State of California.

B.   Parent Company is a Delaware corporation and the sole owner of LLC.

C.   The parties desire to set forth their agreement with respect to the management and operation of LLC.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I
ORGANIZATION AND OPERATION OF LLC

1.1   Formation. On April 10, 2023, LLC was formed under the laws of the State of California by the filing of Articles of Organization with the California Secretary of State in accordance with and pursuant to the California Revised Uniform Limited Liability Act (the "Act").

1.2   Name. The name of LLC is MDFZ, LLC.

1.3   Purpose. The purpose of LLC is to engage in any lawful business activity permitted under the laws of the State of California (the "Purpose"), and to enter into, make and perform all such contracts and other undertakings, and engage in all such activities and transactions, as are reasonably necessary or appropriate to carry out Purpose of LLC.

1.4   Members. Parent Company shall be the sole managing member of LLC (the "Managing Member" or "Member"). As the sole member, Parent Company shall have the right to exercise all powers and authority vested in a member under the California Revised Uniform Limited Liability Company Act (the "Act").

1.5   Management. The management of LLC shall be vested in the manager(s) of LLC, who shall be appointed by the Managing Member (the "Manager(s)"). The Managers shall have the authority and responsibility to manage and control the affairs of LLC in accordance with this Agreement and the laws of the State of California, including the ability to amend and restate this operating agreement.

1.6   Non-Managing Members. From time to time, Manager(s) may take outside investment for the LLC at their discretion from investors who will be "Non-Managing Members." Such outside investors shall have contractual rights with regard to their investment into LLC, and only those contracts that have been signed by Manager(s) in writing shall be binding.

1.7   Principal Place of Business. LLC may locate its places of business and registered office at lawful place(s) as the Parent Company or Managers may from time to time deem advisable.

1.8   Registered Office and Registered Agent. LLC's registered office shall be 1801 Century Park East, 24th Floor, Los Angeles, CA. 90064. The Company's registered agent shall be CT Corporation. The registered office may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

1.9   Term. The term of LLC shall be perpetual, unless dissolved earlier in accordance with the Act or this Agreement.

1.10   Qualification in Other Jurisdictions. The Manager(s) shall cause the LLC to be qualified in any jurisdiction in which the LLC owns property or transacts business as needed. The Manager(s) shall execute, file and publish all certificates, notices, statements or other instruments necessary to permit the LLC to conduct business as a limited liability company in all jurisdictions where the LLC elects to do business and to maintain the limited liability of the Members.

ARTICLE II
BUSINESS OF COMPANY

2.1   Capital Contributions. "Capital Contribution" shall mean any contribution to the capital of the Company in cash or property by Member whenever made.

2.2   Capital Accounts. "Capital Accounts" shall be established and maintained for each Member and if applicable, each Non-Managing Member.

2.3   Initial Capital Contribution by Member. Member shall make initial necessary Capital

Contributions to LLC as required to conduct its business and operations. No interest shall be paid on any capital contributed to the LLC by Member, and Member may withdraw its Capital Contribution once LLC is financed with enough reserves to maintain legal and tax obligations for a period of at least two (2) years.

2.4   Investment Contributions by Non-Managing Members. "Investment Contribution" shall mean any contribution to the LLC by an outside investor or debtor to fund LLC's operations through the making, execution and performance of contracts therefor ("Investment Contracts"). Investment Contributions may earn or charge interest if the terms of the investment allow for such interest to be earned or charged because it is approved in a signed writing by LLC Member or its designated Manager(s) via an Investment Contract.

2.5   None of the terms, covenants, obligations or rights contained in this Section shall be deemed to be for the benefit of any Person or entity other than the Member, and no Person or entity that is not a Member shall under any circumstances have any right to compel any actions or payments by any of the Member.

2.6   Distributions. All profits and losses of LLC shall be allocated to Parent Company unless otherwise stated in an Investment Contract. Parent Company shall have the right to receive all distributions of profits, if any, as and when they are made by LLC unless otherwise stated in an Investment Contract.

2.7   Annual Accounting Period. All books and records of LLC shall be kept on the basis of an annual accounting period ending December 31 of each year, or other date as determined by the Manager(s), except for the final accounting period, which shall end on the termination of the LLC. All references herein to "fiscal year of the Company" or to "fiscal year" or to "taxable year" are to the annual accounting period described in the preceding sentence, whether the same shall consist of twelve (12) months or less.

2.8   Books and Records. LLC shall maintain complete and accurate books and records of its affairs in accordance with generally accepted accounting principles, and make those books and records available to Member. If applicable, a Non-Managing Member holding an Investment Contract may review the books and records applicable to the specific subject matter for which they hold an Investment Contract.

2.9   Annual Reports. LLC shall provide to Member annual reports of its financial condition, operations, and activities within ninety (90) days of the close of each fiscal year. As applicable, and in the even such report is not otherwise available through alternative means, LLC shall provide to Non-Managing Members annual reports of their Investment Contract's Project's financial condition, operations, and activities within ninety (90) days of the close of each fiscal year.

2.10.1 <u>Tax Matters.</u> LLC shall prepare and file all tax returns required by law, including federal and state income tax returns, and shall timely pay all taxes due.

2.10.2 <u>Tax Allocations.</u> All items of income, gain, loss, and deduction shall be allocated to Parent Company for tax purposes in accordance with the provisions of the Internal Revenue Code and the Treasury Regulations promulgated thereunder unless otherwise warranted due to Investment Contract obligations.

2.10.3 Except as otherwise required in the Act, no Member or Non-Managing Member shall have any liability to restore all or any portion of a deficit balance in Member or Non-Managing Member Capital Accounts.

2.11 <u>Indemnification.</u> To the extent not inconsistent with applicable law, LLC agrees to indemnify and hold harmless the Managing Member, the Manager(s), and their respective agents and representatives, from and against all damages, costs, expenses, losses, claims, demands, liabilities and/or obligations, including, without limitation, reasonable fees and disbursements of counsel, arising from, relating to, or in any way sustained or incurred by any action or inaction on the part of the Managing Member or any such Person, except to the extent attributable to a breach of fiduciary duty and the standard of care attached to such duty. Any such indemnification shall be from and limited to the assets of the LLC, provided, that in the event of any claim against any Managing Member, the Managing Member shall give notice thereof to the other Members, if any, the other Members, if any shall have the right, through counsel, to select counsel and defend the claim.

2.12 <u>Power of Manager(s).</u> The Manager(s) of the LLC shall have the power and authority transact business for the LLC for which the LLC is lawfully engaged.

ARTICLE III
MEETINGS

3.1 <u>Notice Of Meetings</u>. The Manager(s) and Member(s) may at any time call a meeting in order to obtain any approval or consent needed of the Member hereunder or under the Act, and shall, for such purpose, call for such meeting or vote, and give written notice thereof via mail, text, e-mail or fax. Votes shall not occur less than two (2) days after notice is given and not more than sixty (60) days after notice is given, unless the Manager(s) and Member(s) unanimously agree to waive such notice provision.

ARTICLE IV
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1   Limitation of Liability. The debts, obligations and liabilities of LLC, whether arising in contract, tort or otherwise, shall be solely the debt, obligation and liability of LLC and not of any of the Members, Non-Managing Members or Managers. If applicable, each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law.

ARTICLE V
TRANSFER OR ASSIGNMENT OF COMPANY INTEREST

5.1   Limitations on Pledges, Hypothecations and Encumbrances. No Member shall pledge, hypothecate or encumber, directly or indirectly, all or any part of its interest in the LLC, or resign or withdraw from the LLC, voluntarily or involuntarily, except as provided in this Operating Agreement.

5.2   Transfer by Operation of Law. Upon the death, bankruptcy, insolvency, liquidation or dissolution of a Member ("Member Dissolution"), its interest in the LLC shall descend to and vest in its legal representatives or other successors. If Non-Managing Members hold active Investment Contracts with LLC upon Member Dissolution, Member(s) shall ensure that such Investment Contracts are honored through the engagement of a Collection Account Manager or similar methodology.

5.3   Rights of Transferees. Any Person who acquires, in any manner whatsoever, any interest in LLC from a Member shall not thereby become a Member, provided that such Person shall acquire the interest of his predecessor-in-interest in LLC profits, losses, proceeds, distributions and capital immediately prior to said transfer. Irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Operating Agreement, such Person shall be deemed by the acceptance of the benefit of the acquisition of such interest to have agreed to be subject to and bound by all the obligations of this Operating Agreement that any predecessor in interest of such Person was subject to or bound by. Such Person shall have only rights which are set forth in this Operating Agreement, and, without limiting the generality of the foregoing, they shall not have any right to have the value of their interest ascertained or to receive the value of such interest or, in lieu thereof, profits attributable to any right in LLC, except as herein set forth.

5.4   Restrictions on Transfer. No sale or exchange of an interest in the LLC may be made by Member:

(a) if counsel for the Company shall not have determined that the intended disposition is permissible under this Operating Agreement and does not violate any federal or state securities laws, or the rules and regulations thereunder; or

(b) to a Person who is a minor or a bankrupt, to a Person who has been declared an incompetent or to a Person or organization prohibited by law from holding such interest.

5.5   Amendment of Certificate. Upon the expansion, bankruptcy, insolvency, liquidation or dissolution of Member, or the admission of a substituted Member hereunder, Manager(s) appointed by Member shall forthwith cause an amendment to the Certificate of Formation and any/or other necessary papers (if any) to be filed, recorded, and published wherever necessary or appropriate showing the appropriate changes in the Members of the LLC.

ARTICLE VI
AMENDMENTS

6.1   Amendments. This Agreement may be amended or modified only by a written instrument executed by both Parent Company and LLC.

6.2   Power to Amend. Amendments to this Operating Agreement to reflect the addition or substitution of a Member shall be made at the time and in the manner referred to in this Article X. Except as otherwise herein provided, all other amendments to this Operating Agreement shall require the written consent of the Managing Member, or if there is more than one Member, the Managing Members.

6.3   Proposed Amendments by Managing Member. From time to time the Managing Member(s) may amend or modify this Operating Agreement without such consent to (i) add to the duties or obligations of the Managing Member or surrender any right or power granted to the Managing Member herein; and (ii) cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof or correct any printing, stenographic or clerical errors or omissions.

6.4   Execution of Amendments. Upon the adoption of any amendment to this Operating Agreement by the Member, the amendment shall be executed by the Member, or if there is more than one member, all of the Members, and shall be recorded in the proper records of each jurisdiction (if any) in which recordation is necessary for the LLC to conduct business or to preserve the limited liability of the Member(s). Each Member hereby irrevocably appoints and constitutes the Managing Member, as his/her/its agent and attorney(s)-in-fact to execute, swear to and record any and all such amendments. The power of attorney given herewith is irrevocable, and is coupled with an interest.

6.5   Amendments on Admission or Withdrawal of Members. If this Operating Agreement is amended to reflect the admission or substitution of a Member in accordance with this Operating Agreement, the amendment to this Operating Agreement shall be adopted, executed and sworn to by all Members, the party to be substituted or added, and the assigning Member. Any such amendment may be executed by the Managing Member, or if more than one Member, on behalf of the remaining Members, the substituted or added Members, and the assigning Member, pursuant to the power of attorney granted in this Operating Agreement.

6.6   Amendment of Certificate. In the event this Operating Agreement shall be amended pursuant to this Article VI, the Managing Member shall amend the Certificate of Formation to reflect such change if they deem such amendment to be necessary.

ARTICLE VII
DISSOLUTION

7.1   Events of Dissolution. LLC shall be dissolved upon the occurrence of any of the following events:

(a) The unanimous decision of Parent Company to dissolve LLC;

(b) The entry of a decree of judicial dissolution of LLC under the Act; or

(c) The occurrence of any other event of dissolution under the Act.

7.2   Effect of Filing of Articles of Dissolution. Upon the filing of the Articles of Dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business.

7.3   Winding Up. Upon dissolution, LLC shall be wound up in accordance with the Act. Member and Parent Company shall have the right to participate in the winding up of LLC.

7.4   Winding Up, Liquidation and Distribution of Assets.

(a)   Upon dissolution, an accounting shall be made by the LLC's independent accountants of the accounts of the LLC and of the LLC's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Managing Member shall immediately proceed to wind up the affairs of the LLC.

(b)   If the LLC is dissolved and its affairs are to be wound up, the Managing Member or Member(s) shall:

i.   Sell or otherwise liquidate all of the LLC's assets as promptly as practicable (except to the extent the Managing Member may determine to distribute any assets to the Non-Managing Members in kind or per their Investment Contracts or pursuant to a Collection Account Management Agreement);

ii.   Pay or provide for the payment of all of the LLC's liabilities and liquidating expenses and obligations. If assets are to be distributed to the any Non-Managing Members in kind, Non-Managing Members shall accept the assets subject to their proportionate Percentage Interest share of the LLC's losses;

iii.   Pay pro rata any loans or advances that may have been made by any of the Members to the LLC;

iv.   Allocate any profit or loss resulting from such sales to the Member's or Members' Capital Accounts;

v.   Establish such reserves as may be reasonably necessary to provide for contingent liabilities of the LLC;

vi.   Distribute the remaining assets in the following order:

(A)   If any assets of the LLC are to be distributed in kind, the net fair market value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Member(s). Such assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Member(s) shall be adjusted to reflect such deemed sale.

(B)   The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the LLC's taxable year during which the liquidation occurs) shall be distributed to the Member(s), either in cash or in kind, as determined by the Managing Member, with any assets distributed in kind being valued for this purpose at their fair market value. Any such distributions to the Member(s) in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704 1 (b)(2)(ii)(b)(2) of the Treasury Regulations.

(C)   Upon liquidation of the LLC or the Member's Membership Interest(s) or a Non-Managing Member's Interests, liquidating distributions will be made in accordance with: a.) the positive Capital Account balances of the respective Member(s); or b.) in addition to (a) above and if applicable, the positive account balances of the respective Non-Managing Members, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidating distributions may be made in cash or property.

(D)   Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the LLC or to any other Person for any purpose whatsoever.

(E)   A reasonable time shall be allowed for the orderly liquidation of the assets of the LLC and the discharge of the liabilities to creditors so as to enable the Managing Member to minimize the normal losses attendant upon a liquidation. Upon completion of the winding up, liquidation and distribution of the assets, the LLC shall be deemed terminated.

(F)   The Managing Member shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the LLC and the final distribution of its assets.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1   Notices. Any notice, demand, or communication required or permitted to be given by

any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if as set forth in the agreement, or in writing and delivered personally or by reputable courier to the Member or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's address, as appropriate, which is set forth in this Operating Agreement, or such other address as shall hereafter be designated by notice to the Managing Member. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in the United States mail, addressed and sent as aforesaid, or upon delivery if delivered personally or by reputable courier.

8.2 Power of Attorney. Each Member hereby constitutes and appoints the Managing Member, its true and lawful attorney(s), in its name, place and stead, to make, execute, consent to, swear to, acknowledge, record and file:

(a) Any and all amendments to the Articles of Organization, and any instrument which may be required to be filed by the LLC or the Member(s) under the laws of the State of California and any amendments or modification of such instruments, provided that this power of attorney shall not be construed to authorize any such amendments without the unanimous consent of the Members; and

(b) All certificates and other instruments which may be required to effect the dissolution and termination of the LLC pursuant to the provisions hereof; provided, however, that the Managing Member shall not take any action as attorney(s)-in-fact for any Member which could in any way increase the liability of such Member beyond his liability expressly set forth herein or which could in any way materially adversely affect any of the rights of such Member hereunder.

(c) It is expressly understood and intended by the Member(s) that the grant of each of the foregoing powers of attorney is coupled with an interest and shall be irrevocable.

8.3 Application of California Law. This Operating Agreement and the application or interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of California, and specifically the Act.

8.4 Execution of Additional Instruments. Member(s) hereby agree(s) to execute such other and further statements of interests and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, or rules or regulations of a governmental authority with jurisdiction over the LLC.

8.5   Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

8.6   Headings; Schedules. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof. The Schedules attached to this Operating Agreement, if any, are incorporated herein and made expressly a part hereof as though set out in the body hereof.

8.7   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

8.8   Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

8.9   No Equitable Relief. Notwithstanding anything to the contrary in contained herein, in the event of a breach of this Operating Agreement, in no event shall any Member(s) be entitled to (a) seek to or obtain injunctive or other equitable relief in connection herewith or with any project on which or business in which the LLC is working or has worked (or any rights therein, thereto, or in connection therewith) or (b) restrain or otherwise interfere with the development, production, exhibition, promotion, distribution, advertising, and/or other exploitation of any Project or business, and any rights therein or thereto. Each Member irrevocably waives any right to equitable or injunctive relief as set forth herein, except that nothing herein shall be deemed to prevent a Member from seeking a judicial accounting, partition, enforcement of the terms of this Operating Agreement or other equitable relief.

8.10   Severability. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

8.11   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

8.12   Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the LLC.

8.13   Entire Agreement. This Operating Agreement sets forth the entire Operating Agreement for the LLC.

8.14   Disputes. If any dispute arises concerning the terms of this Operating Agreement or the respective rights and obligations of the Member(s) or the Manager(s) or the Non-Managing Members (the "Parties") under this Operating Agreement, the parties to the dispute will first make a good faith attempt to resolve the matter through non-binding mediation. Thereafter, with respect to any disputes arising out of or relating to this Operating Agreement between or among any of the Parties, any such disputes, questions, controversies or claims between them shall be submitted to binding arbitration. EACH PARTY WAIVES ITS RIGHT TO A COURT OR JURY TRIAL. This agreement to arbitrate applies to, but is not limited to, all disputes regarding the construction or application of this Operating Agreement, all claims arising under federal, state, or local statutory or common law, including: claims of breach of promise(s), breach of contract or breach of the covenant of good faith and fair dealing, tort claims, and any other claims of illegality or breach of any right which the Party might hold with respect to the other whether under this Operating Agreement or otherwise. The arbitration shall be administered by the American Arbitration Association in accordance with its rules and procedures, and when available, under expedited rules. The arbitration shall take place in California before a single neutral arbitrator from the panel of AAA. The arbitrator shall be a retired state or federal judge with at least ten (10) years' experience. The Rules of Evidence, including the rules relating to hearsay, will apply to the arbitration. The parties shall have the right to take depositions and to conduct all other discovery available in civil actions. The arbitrator shall issue a written decision and award including the essential findings and conclusions on which the award is based. The opinion and award will decide all issues submitted and shall be final and binding to the fullest extent permitted by law and will be enforceable by any court having jurisdiction. To the extent allowed by California law, the arbitrator shall be required to follow all applicable substantive law. The arbitrator shall grant any legally meritorious motion for summary judgment presented by any party. The prevailing party in such dispute will be entitled to recover from the losing party all third party fees, costs and expenses and of enforcing any right of such prevailing party under or with respect to this Operating Agreement and the transactions contemplated hereby, including such reasonable outside fees and expenses of attorney, expert and consulting witnesses and accountants. The party who prevails in any arbitration may seek to have the arbitrator's award confirmed as a judgment of any state or United States District Court located in Los Angeles County, California.

8.15   Execution in Counterparts. This Operating Agreement may be executed in counterparts by facsimile, scan (i.e., pdf), or email signatures, each part of which when executed shall be deemed an original for all purposes, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals as of the date first above written.

MANAGING MEMBER

LEGION M ENTERTAINMENT, INC.



_____
By: Authorized Representative
Its:_____Cofounder and CEO_____
Date:_____04/26/2023_____

AMENDMENT TO OPERATING AGREEMENT

For

MDFZ, LLC

A Limited Liability Company formed under the laws of the state of California.

We, the authorized managers of the sole Member of MDFZ, LLC, hereby resolve and confirm on the 1st day of June, 2023, the following:

1. Section 1.6 of the current Operating Agreement is amended to read:

<u>Non-Managing Members.</u> From time to time, Manager(s) may take outside investment for the LLC at their discretion from investors who will be "Non-Managing Members." Such outside investors shall have contractual rights with regard to their investment into LLC, and only those contracts that have been signed by Manager(s) in writing shall be binding. Managers hereby confirm that the following Investment Contracts have been signed and that, subject to the full and complete satisfaction of the investment obligations to the contract, the following entities/individuals will hereby be added to the LLC as "Non-Managing Members":

Radiant Media Studios, LLC

Brandi Plants

Double M Holding LLC

Nancy J. Masterson and Joe A. Masterson Community Property Trust

2. All other sections of the attached Operating Agreement remain in full force and effect.

The undersigned have duly executed this amendment to the Operating Agreement on the date first written above:

Member: **Managers:**



MDFZ, LLC   _____
                                                        Terri Lubaroff
                                                        Date:_____June 1, 2023_____



                                                        _____
                                                        Paul Scanlan
                                                        Date:_____06/01/2023_____